SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

HIGHWAY HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X    Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___    No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.)

Attached to this Report on Form 6-K is the press release issued by the registrant on January 3, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: January 3, 2005	By:	/s/ ROLAND W. KOHL

Roland W. Kohl Chief Executive Officer

NEWS RELEASE

CONTACTS:	Gary S. Maier/Sophie Xu
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS COMMENCES OEM LIGHT FIXTURE MANUFACTURING
FOR OSRAM

-- Manufacturing Now In Full-Production --

HONG KONG -January 3, 2005 - Highway Holdings Limited (Nasdaq: HIHO) today said it has commenced original equipment manufacturing production of light fixtures for OSRAM GmbH, a subsidiary of Siemens AG (NYSE:SI), under terms of a previously announced agreement valued at approximately $3.7 million. The company reiterated that the lighting products now being manufactured for OSRAM under this contract represent an entirely new business line for Highway Holdings. The company believes that this agreement is the beginning of a long-term manufacturing arrangement for the finished products in an original equipment manufacturing capacity.

“After resolving certain engineering issues and installing new manufacturing equipment on order that had delayed the operation, we are now in full-production and have commenced shipping light fixtures to OSRAM. We look forward to continued manufacturing momentum and long-term success,” said Roland Kohl, president and chief executive officer of Highway Holdings.

Headquartered in Munich, OSRAM, a subsidiary of Siemens AG, is one of the largest lighting manufacturers in the world.

About Highway Holdings:

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. It also manufactures clocks, clock movements and watches for sale under the company's own Kienzle Uhren brand name, as well as for unaffiliated companies. Additionally, Highway Holdings manufactures or produces other finished products, including single-use and 35mm cameras and certain electronic products. Highway Holdings is headquartered in Hong Kong and operates manufacturing facilities both in Shenzhen province of the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to the market potential for OSRAM’s lighting fixtures and various economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission and the company’s annual reports on Form 20-F.

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